# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Puerto Rico Residents Tax-Free Fund V, Inc., CIK 0001847284
CUSIP: 74527Q101
Title of class of securities: Common Shares, $0.01 par value
Address of issuer's principal executive offices: 250 Munoz Rivera Avenue, Suite 200, San Juan, Puerto Rico (PR), 00918
Date of event which requires filing of this statement: 05/06/2026
Filed by CIK 0001838395
Persons authorized to receive notices and communications: W. Heath Hawk, GAM Tower, 2 Tabonuco St.,, Suite 200, Guaynabo, Puerto Rico (PR), 00968, (770) 777-9373

## Reporting persons
- Ocean Capital LLC (CIK 0001838395): type of reporting person: other (OO); citizenship or place of organization: Puerto Rico (PR); source of funds: working capital (WC); sole voting power 0; shared voting power 1,077,198; sole dispositive power 0; shared dispositive power 1,077,198; aggregate amount beneficially owned 1,077,198 (7.9% of the class)
  Comment: Box 13 - The percentages used herein are calculated based upon 13,570,079 shares of common stock outstanding, which represents the shares outstanding as of April 6, 2026, according to the Issuer's proxy statement filed with the Securities and Exchange Commission (the "SEC") on April 21, 2026 (the "Fund Proxy").
- William Heath Hawk: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: working capital (WC), personal funds (PF); sole voting power 0; shared voting power 1,107,698; sole dispositive power 0; shared dispositive power 1,107,698; aggregate amount beneficially owned 1,107,698 (8.1% of the class)
  Comment: Box 11 - Includes 1,077,198 shares of Common Stock owned by Ocean Capital LLC, which are deemed to be beneficially owned by Mr. Hawk in his capacity as managing member of Ocean Capital LLC.
  
  Box 13 - The percentages used herein are calculated based upon 13,570,079 shares of common stock outstanding as of April 6, 2026, according to the Fund Proxy.
- Brent D. Rosenthal: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Jose R. Izquierdo II: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Ethan A. Danial: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: working capital (WC), personal funds (PF); sole voting power 20,003; shared voting power 91,958; sole dispositive power 20,003; shared dispositive power 91,958; aggregate amount beneficially owned 111,961 (0.8% of the class)
  Comment: Box 11 - Consisting of 91,958 shares owned by RAD Investments, LLC, which Mr. Danial, as its manager, may be deemed to beneficially own and 20,003 shares owned directly by Mr. Danial.
  
  Box 13 - The percentages used herein are calculated based upon 13,570,079 shares of common stock outstanding as of April 6, 2026, according to the Fund Proxy.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, $0.01 par value
Name of issuer: Puerto Rico Residents Tax-Free Fund V, Inc.
Address of issuer's principal executive offices: 250 Munoz Rivera Avenue, Suite 200, San Juan, Puerto Rico (PR), 00918
Comment: The following constitutes Amendment No. 1 ("Amendment No. 1") to the Schedule 13D filed by the undersigned with the SEC on May 4, 2026 (together, the "Schedule 13D"). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby supplemented to add the following paragraph:

On May 6, 2026, Ocean Capital, Mr. Hawk and the 2026 Nominees (collectively, the "2026 Participants") filed a definitive proxy statement with the SEC in connection with their solicitation of proxies for the 2026 Annual Meeting. At the 2026 Annual Meeting, the 2026 Participants will seek stockholder approval of Ocean Capital's proposal to elect the 2026 Nominees, consisting of Ethan A. Danial and Jose R. Izquierdo II, to serve as Class III directors on the Board, until their terms expire at the Fund's 2029 annual meeting of stockholders or until their respective successors are duly elected and qualified and Brent Rosenthal to serve as a Class II director on the Board, until his term expires at the Fund's 2028 annual meeting of stockholders or until his successor is duly elected and qualified. Information about the 2026 Nominees can be found in the 2026 Participants' definitive proxy statement, which is available at no charge on the SEC's website http://www.sec.gov. The 2026 Participants are asking stockholders to vote on their BLUE proxy card "FOR ALL" the 2026 Nominees.

## Signatures
- Ocean Capital LLC: /s/ William Heath Hawk, William Heath Hawk/Managing Member (05/07/2026)
- William Heath Hawk: /s/ William Heath Hawk, William Heath Hawk (05/07/2026)
- Brent D. Rosenthal: /s/ Brent D. Rosenthal, Brent D. Rosenthal (05/07/2026)
- Jose R. Izquierdo II: /s/ Jose R. Izquierdo II, Jose R. Izquierdo II (05/07/2026)
- Ethan A. Danial: /s/ Ethan A. Danial, Ethan A. Danial (05/07/2026)